Exhibit 99.8

Consent of Independent Auditor

We hereby consent to inclusion in this Annual Report on Form 40-F for the year ended December 31, 2015 and the incorporation by reference in the registration statement on Form F-10 (No. 333-205591) and Form F-3 (No. 333-205592) of Crescent Point Energy Corp. of our report dated March 8, 2016 relating to the consolidated balance sheets as at December 31, 2015 and December 31, 2014 and the consolidated statements of comprehensive income, changes in shareholders' equity and cash flows for the years ended December 31, 2015 and December 31, 2014 and related notes and the effectiveness of internal control over financial reporting as at December 31, 2015, which appears in this Annual Report.

We also consent to the reference to us under the heading "Interests of Experts" in the Annual Information Form incorporated by reference in this Annual Report on Form 40-F.

Chartered Professional Accountants
Calgary, Alberta
March 8, 2016

PricewaterhouseCoopers LLP
111 5 Avenue SW, Suite 3100, Calgary, Alberta, Canada T2P 5L3
T: +1 403 509 7500, F: +1 403 781 1825, www.pwc.com/ca

"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.